UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
(Rule 13d-102)
Under the Securities Exchange Act of 1934
(Amendment No. Two)*
Alanco Technologies, Inc.

(Name of Issuer)
Common Stock

(Title of Class of Securities)
011612 40 5
(CUSIP Number)
December 31, 2008

(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐     Rule 13d-1(b)
☑     Rule 13d-1(c)
☐     Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
This Schedule 13G is filed by the trustee in the bankruptcy proceedings of Technology Systems International, Inc. Technology Systems International, Inc. previously filed their ownership interest in the Issuer pursuant to a Schedule 13D, on September 9, 2002.

CUSIP No.	011612 40 5	13G	Page	2	of	5 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Jill Ford, Trustee with respect to the Technology Systems International, Inc. bankruptcy proceedings

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Arizona, USA

	5	SOLE VOTING POWER

NUMBER OF		1,600,499

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,600,499

WITH	8	SHARED DISPOSITIVE POWER

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,600,499

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

	5.0%

12	TYPE OF REPORTING PERSON*

	OO
*SEE INSTRUCTION BEFORE FILLING OUT!

Item 1(a).	Name of Issuer
The name of the issuer is Alanco Technologies, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices
The address of the issuer’s principal executive offices is 15575 N. 83rd Way, Suite 3, Scottsdale, AZ 85260.

Item 2(a).	Name of Person Filing
Jill Ford, Trustee

Item 2(b).	Address of Principal Business Office or, if None, Residence
Jill Ford, Trustee
P.O. Box 5845
Carefree, Arizona 85377
Item 2(c). Citizenship
Arizona, USA

Item 2(d).	Title of Class of Securities
Common Stock

Item 2(e).	CUSIP Number
011612 40 5

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:
Not applicable.

Item 4.	Ownership
(a)	Amount beneficially owned by the individual: 1,600,499

(b)	Percent of class: 5.0%

(c)	Number of shares to which the person has:
(i)	Sole power to vote or to direct the vote: 1,600,499

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 1,600,499

(iv)	Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class
This statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities ☑.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which acquired the Security Being Reported on by the Parent Holding Company
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired and are not held for the purpose or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: February 18, 2009

/s/ Jill H. Ford, Trustee
Name:	Jill H. Ford
Title:	Trustee of the Technology Systems International, Inc. Bankruptcy Estate